FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Kelley, Robert (Last) (First) (Middle) P.O. Box 1507 (Street) Ardmore, OK 78402 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/29/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Cabot Oil & Gas Corporation
COG

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description     Director
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	0

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	/	/	$
Explanation of Responses:

By:	Date:
/s/ Lisa A. Machensey	04/29/2003
Lisa A. Machesney on behalf of Robert Kelley, authority to sign granted pursuant to Power of Attorney attached.
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Kelley, Robert (Last) (First) (Middle) P.O. Box 1507 (Street) Ardmore, OK 78402 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Cabot Oil & Gas Corporation COG	Statement for (Month/Day/Year) 04/29/2003

Power of Attorney

        WHEREAS, the undersigned is a director or officer or both of Cabot Oil & Gas Corporation, a Delaware corporation (the Company), and therefore may be subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended (the Act), and the rules and regulations of Securities and Exchange Commission (the Commission) promulgated thereunder and accordingly obligated to file with the Commission statements on Form 3, Form 4 and Form 5;

        NOW, THEREFORE, the undersigned does hereby appoint Lisa A. Machesney, Vice President, Managing Counsel and Corporate Secretary, his true and lawful attorney-in-fact and agent with power to act for him and in his name, place and stead, in any and all capacities, to sign statements on Form 3, Form 4 and Form 5, in accordance with Section 16(a) of the Act and the rules and regulations of the Commission promulgated thereunder, and all instruments necessary or incidental in connection therewith and to file the same with the Commission and with any national stock exchange, and to take any and all other actions in connection with the foregoing which such attorney-in-fact shall consider necessary or appropriate. Such attorney-in-fact and agent shall have full power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of such attorney-in-fact and agent. This power of attorney shall remain in effect until the undersigned ceases to be a director or officer or both of the Company. The undersigned acknowledges that the foregoing attorney-in-fact and agent, in serving in such capacities at the request of the undersigned, is not assuming any of the undersigneds responsibilities under Section 16 of the Act.

        IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 29th day of April 2003.

                                                Robert Kelley